UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ________________

                                 SCHEDULE 13D/A

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 3)

                                    GENSET SA
                                (NAME OF ISSUER)

                       ORDINARY SHARES, NOMINAL VALUE FF17
                         (TITLE OF CLASS OF SECURITIES)

                                    37244T10
                                 (CUSIP Number)

     ROBERT LYNCH, ESQ. WITH COPIES TO: MANAGING DIRECTOR DONALD P. MADDEN, ESQ. DEUTSCHE BANK WHITE & CASE NORTH AMERICA HOLDING CORP. 1155 AVENUE OF THE AMERICAS 31 WEST 52ND STREET NEW YORK, NY 10036 NEW YORK, NY 10019 212-819-8800 212-474-8600
------------------------------------------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)







                                  APRIL 2, 1998
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

                                  SCHEDULE 13D

---------------------------------              --------------------------------
 CUSIP No. [37244T10]                            Page 2 of 24 Pages
---------------------------------              --------------------------------

-------- ----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           DEUTSCHE BANK AG
-------- ----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A)(  )
                                                                         (B)(  )
-------- ----------------------------------------------------------------------
 3       SEC USE ONLY
-------- ----------------------------------------------------------------------
 4       SOURCE OF FUNDS
           OO
-------- ----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED           (  )
         PURSUANT TO ITEMS 2(D) OR 2(E)
-------- ----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
           FEDERAL REPUBLIC OF GERMANY
----------------------------------- ------- -----------------------------------
NUMBER OF SHARES                     7      SOLE VOTING POWER
BENEFICIALLY OWNED BY                         0
EACH REPORTING PERSON WITH          ------- -----------------------------------
                                     8      SHARED VOTING POWER
                                              378,968
                                    ------- -----------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                              0
                                    ------- -----------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                              525,399
-------- ----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           525,399
-------- ----------------------------------------------------------------------
 12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    (  )
-------- ----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.3%
-------- ----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
           HC, BK, CO
-------- ----------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------              --------------------------------
 CUSIP No. [37244T10]                            Page 3 of 24 Pages
---------------------------------              --------------------------------

-------- ----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           MORGAN GRENFELL ASSET MANAGEMENT LIMITED
-------- ----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A)(  )
                                                                        (B)(  )
-------- ----------------------------------------------------------------------
 3       SEC USE ONLY
-------- ----------------------------------------------------------------------
 4       SOURCE OF FUNDS
           OO
-------- ----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          (  )
         PURSUANT TO ITEMS 2(D) OR 2(E)
-------- ----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         ENGLAND AND WALES
----------------------------------- ------- -----------------------------------
NUMBER OF SHARES                     7      SOLE VOTING POWER
BENEFICIALLY OWNED BY                         0
EACH REPORTING PERSON WITH          ------- -----------------------------------
                                     8      SHARED VOTING POWER
                                              349,731
                                    ------- -----------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                              0
                                    ------- -----------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                              496,162
-------- ----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           496,162
-------- ----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    (  )
-------- ----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           6.9%
-------- ----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
           HC, IA
-------- ----------------------------------------------------------------------

                                  SCHEDULE 13D

---------------------------------              --------------------------------
 CUSIP No. [37244T10]                           Page 4 of 24 Pages
---------------------------------              --------------------------------

-------- ----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           MORGAN GRENFELL INVESTMENT MANAGEMENT LIMITED
-------- ----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A)(  )
                                                                        (B)(  )
-------- ----------------------------------------------------------------------
 3       SEC USE ONLY
-------- ----------------------------------------------------------------------
 4       SOURCE OF FUNDS                                                   (  )
           OO
-------- ----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(D) OR 2(E)
-------- ----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION
         ENGLAND AND WALES
----------------------------------- ------- -----------------------------------
NUMBER OF SHARES                     7      SOLE VOTING POWER
BENEFICIALLY OWNED BY                         0
EACH REPORTING PERSON WITH         ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                              270,702
                                    ------- -----------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                              0
                                    ------- -----------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                              395,390
-------- ----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         395,390
-------- ----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    (  )
-------- ----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           5.5%
-------- ----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
           HC, IA
-------- ----------------------------------------------------------------------

ITEM 1. SECURITY AND ISSUER

          The response to this item set forth in the Schedule 13D relating to Genset SA ("Genset") filed on August 8, 1997 is incorporated herein by reference as if set forth in this amendment in its entirety.


ITEM 2.  IDENTITY AND BACKGROUND

          The response to this item set forth in the Schedule 13D relating to Genset filed on August 8, 1997 is incorporated herein by reference as if set forth in this amendment in its entirety.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Morgan Grenfell Investment Management Limited ("MGIM"), Morgan Grenfell Investment Services Limited ("MGIS") and Morgan Grenfell International Funds Management Limited ("MGIFM", together with MGIM and MGIS, the "MGAM Managers"), are wholly-owned subsidiaries of Morgan Grenfell Asset Management Limited ("MGAM"). Since the filing of Schedule 13D Amendment No. 2 on February 12, 1998, the MGAM Managers and Deutsche Morgan Grenfell (C.I.) Limited ("DMGCI") have purchased and sold American Depositary Receipts ("ADRs") in open market transactions at market prices. Such prices have ranged from a high of $31.25 to a low of $24.00 per ADR. The net effect of such purchases and sales has been to reduce the beneficial ownership of such Reporting Persons to the levels indicated on the cover pages.

ITEM 4.  PURPOSE OF THE TRANSACTION

          The response to this item set forth in the Schedule 13D filed on August 8, 1997 is incorporated herein by reference as if set forth in this amendment in its entirety.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

          (a)(i) Deutsche Bank AG ("DBAG") may be deemed the beneficial owner of Ordinary Shares<F1> as set forth on the applicable cover page.


<F1>      Throughout  this  Schedule  13D/A filing  references to Ordinary
Shares includes the ADRs, which are equivalent to 1/3 of an Ordinary Share.


          (ii) MGAM may be deemed the beneficial owner of Ordinary Shares as set forth on the applicable cover page.

          (iii) MGIM may be deemed the beneficial owner of Ordinary Shares as set forth on the applicable cover page.

          (iv) None of the persons listed in Schedule A is the beneficial owner of outstanding Ordinary Shares.

          (b)(i) Reference is made to the applicable cover page for each Reporting Person for information concerning the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole or shared power to dispose or to direct the disposition.

          (ii) In compliance with Item 5(b), the applicable information required by Item 2 is provided below for each of the MGAM Managers (other than MGIM for which the applicable information required by Item 2 is provided in Item 2 above), DMGCI and Deutsche Morgan Grenfell Inc. ("DMGI") with whom MGAM and DBAG may be deemed to share the power to dispose of or direct the disposition of Ordinary Shares and to vote or direct the vote of Ordinary Shares as stated above.

          MGIS is a subsidiary of MGAM. The principal business of MGIS is as an investment management company. MGIS is organized under the laws of England and Wales, and the address of its principal place of business is 20 Finsbury Circus, London, EC2M 1NB, England.

          MGIFM is a subsidiary of MGAM. The principal business of MGIFM is as an investment management company. MGIFM is organized under the laws of England and Wales, and the address of its principal place of business is 20 Finsbury Circus, London, EC2M 1NB, England.

          DMGCI is a subsidiary of DBAG. The principal business of DMGCI is as a bank and investment management company. DMGCI is organized under the laws of the Channel Islands and the address of its principal place of business is St. Paul's Gate, New Street, St. Helier, Jersey JE4 8ZB, Channel Islands.

          DMGI is a subsidiary of DBAG. The principal business of DMGI is as a broker-dealer registered with the United States Securities and Exchange Commission. DMGI is organized under the laws of the State of Delaware, and the address of its principal place of business is 31 West 52nd Street, New York, New York 10019, USA.

          During the last five years, none of MGIS, MGIFM, DMGCI and DMGI has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

          (c)(i) During the past sixty days, DBAG acquired or disposed of beneficial ownership of Ordinary Shares as a result of market transactions carried out by the MGAM Managers, DMGCI and DMGI. Such purchases are set forth in Schedule B attached hereto.

          (ii) During the past sixty days, MGAM acquired or disposed of beneficial ownership of Ordinary Shares as a result of market transactions carried out by the MGAM Managers. Such purchases are set forth in Schedule B attached hereto.

          (iii) During the past sixty days, MGIM acquired or disposed of beneficial ownership of Ordinary Shares as a result of market transactions carried out by MGIM. Such purchases are set forth in Schedule B attached hereto.

          (d) All  dividends  received  on  Ordinary  Shares  described  in this
Schedule 13D/A and proceeds from the sale thereof are received for the benefit of clients on whose behalf such Ordinary Shares have been acquired.

          (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          The response to this item set forth in the Schedule 13D relating to Genset filed on August 8, 1997 is incorporated herein by reference as if set forth in this amendment in its entirety.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS:



         Exhibit No.                     Description
             1             Consent of Morgan Grenfell Asset Management Limited

             2             Consent of Morgan Grenfell Investment Management
                           Limited

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 24, 1998



                                            DEUTSCHE BANK AG



                                            By: /s/ Dr. Dieter Eisele
                                               --------------------------------
                                               Name:   Dr. Dieter Eisele
                                               Title:  Group Head of Compliance



                                            By:  /s/ Rondal Eric Powell
                                               --------------------------------
                                               Name:   Rondal Eric Powell
                                               Title:  Vice President

                                                                     SCHEDULE A


I.       DBAG

          Each person named below is a director or executive officer of DBAG, whose principal business is described above in Item 2.


                                                                             Present Principal
   Name and Citizenship                 Business Address                 Occupation or Employment

Carl L. von Boehm-Bezing               Deutsche Bank AG                 Member of the Board of Managing
German                                 Taunusanlage 12                  Directors, Deutsche Bank AG
                                       60325 Frankfurt
                                       The Federal Republic of
                                         Germany

Dr. Rolf-E. Breuer                     Deutsche Bank AG                 Member of the Board of Managing
German                                 Taunusanlage 12                  Directors, Deutsche Bank AG
                                       60325 Frankfurt
                                       The Federal Republic of
                                         Germany

Michael Dobson                         Deutsche Bank AG                 Member of the Board of Managing
United Kingdom                         Taunusanlage 12                  Directors, Deutsche Bank AG
                                       60325 Frankfurt
                                       The Federal Republic of
                                         Germany

Dr. Michael Endres                     Deutsche Bank AG                 Member of the Board of Managing
German                                 Taunusanlage 12                  Directors, Deutsche Bank AG
                                       60325 Frankfurt
                                       The Federal Republic of
                                         Germany

Dr. Tessen von Heydebreck              Deutsche Bank AG                 Member of the Board of Managing
German                                 Taunusanlage 12                  Directors, Deutsche Bank AG
                                       60325 Frankfurt
                                       The Federal Republic of
                                         Germany

Dr. Jurgen Krumnow                     Deutsche Bank AG                 Member of the Board of Managing
German                                 Taunusanlage 12                  Directors, Deutsche Bank AG
                                       60325 Frankfurt
                                       The Federal Republic of
                                         Germany

Georg Krupp                            Deutsche Bank AG                 Member of the Board of Managing
German                                 Taunusanlage 12                  Directors, Deutsche Bank AG
                                       60325 Frankfurt
                                       The Federal Republic of
                                         Germany

Dr. Ronaldo H. Schmitz                 Deutsche Bank AG                 Member of the Board of Managing
German                                 Taunusanlage 12                  Directors, Deutsche Bank AG
                                       60325 Frankfurt
                                       The Federal Republic of
                                         Germany

Dr. Josef Ackermann                    Deutsche Bank AG                 Member of the Board of Managing
Swiss                                  Taunusanlage 12                  Directors, Deutsche Bank AG
                                       60325 Frankfurt
                                       The Federal Republic of
                                         Germany

Dr. Ulrich Weiss                       Deutsche Bank AG                 Member of the Board of Managing
German                                 Taunusanlage 12                  Directors, Deutsche Bank AG
                                       60325 Frankfurt
                                       The Federal Republic of
                                         Germany



II.      MGAM

          Each person named below is a director or executive officer of MGAM, whose principal business is described above in Item 2.


                                                                               Present Principal
    Name and Citizenship                Business Address                     Occupation or Employment

James K. Anderson                      Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

David W. Baldt                         Morgan Grenfell Capital             Member of the Board of Managing
American                               Management Incorporated             Directors, Morgan Grenfell Asset
                                       1435 Walnut Street                  Management Limited
                                       4th Floor
                                       Philadelphia, PA 19102, USA

Graham D. Bamping                      Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Johannes Baratta                       Morgan Grenfell Asset               Member of the Board of Managing
Austrian                               Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Henry C. Benson                        Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Paul C. Berriman                       Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Colin M. Brown                         Morgan Grenfell Development         Member of the Board of Managing
British                                Capital Limited                     Directors, Morgan Grenfell Asset
                                       23 Great Winchester Street          Management Limited
                                       London, England
                                       EC2P 2AX

Timothy F. Brown                       Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Elizabeth B. Bryan                     Morgan Grenfell Asset               Member of the Board of Managing
Australian                             Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Michael Bullock                        Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Mark A. Burgess                        Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Shaun A. Coleman                       Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Simon J. Cooke                         Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Anthony J. Creighton                   Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

David T. Cumming                       Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors,
                                       20 Finsbury Circus                  Morgan Grenfell Asset
                                       London, England                     Management Limited
                                       EC2M 1NB

Richard M. Curling                     Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Charles Z. Curtis                      Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Roger J. Curtis                        Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Susanna F. Davies                      Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Michael W.R. Dobson                    Deutsche Morgan GrenfellGroup Plc   Chairman of the Board of
British                                23 Great Winchester Street          Managing Directors, Morgan
                                       London, England                     Grenfell Asset
                                       EC2P 2AX                            Management Limited
Patrick W.W. Disney                    Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Ernst L. Drayss                        Deutsche Bank AG                    Member of the Board of Managing
German                                 Taunusanlage 12                     Directors, Deutsche Asset
                                       60325 Frankfurt                     Management GmbH
                                       The Federal Republic of Germany

Neil R. Dunford                        Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB
William P. Dwerryhouse                 Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Nick P. Evans                          Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Greg C. Fisher                         Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

James G. Fox                           Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Charles James Maximilian Franklin      Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Adrian C. Frost                        Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

James C.W. Goulding                    Morgan Grenfell Investment          Member of the Board
British                                Management (Asia) Ltd               of Managing
                                       20 Raffles Place                    Directors, Morgan
                                       #25-08 Ocean Towers                 Grenfell Asset
                                       Singapore 0104                      Management Limited

David J. Haysey                        Morgan Grenfell Capital             Member of the Board of Managing
British                                Management Incorporated             Directors, Morgan Grenfell Asset
                                       1435 Walnut Street                  Management Limited
                                       4th Floor
                                       Philadelphia, PA 19102, USA

David J. Heape                         Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Gerald V. Hough                        Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Neil P. Jenkins                        Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Julian R. Johnston                     Morgan Grenfell Asset               Member of the Board of Managing
American/French                        Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Ian D. Kelson                          Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Peter Lees                             Morgan Grenfell Asset               Member of the Board
British                                Management Limited                  of Managing
                                       20 Finsbury Circus                  Directors, Morgan
                                       London, England                     Grenfell Asset
                                       EC2M 1NB                            Management Limited

Jeremy G. Lodwick                      Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

The Honourable Charles                 Morgan Grenfell Asset               Member of the Board
Martyn-Hemphill                        Management Limited                  of Managing Directors, Morgan
British                                20 Finsbury Circus                  Grenfell Asset Management Limited
                                       London, England
                                       EC2M 1NB

P. McNaughton                          Morgan Grenfell Asset               Member of the Board
Irish                                  Management (Ireland)                of Managing Directors, Morgan
                                       Limited                             Grenfell Asset Management Limited
                                       Georges Dock House
                                       International Financial Centre
                                       1 Dublin
                                       Ireland

William G. Michie                      Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Herbert K. Michel                      Deutsche Bank AG                    Member of the Board of Managing
German                                 Taunusanlage 12                     Directors, Deutsche Gesellschaft
                                       60323 Frankfurt                     fur
                                       The Federal Republic of Germany     Fondsverwaltung mbH

James E. Minnick                       Morgan Grenfell Capital             Member of the Board of Managing
American                               Management Incorporated             Directors, Morgan Grenfell Asset
                                       885 Third Avenue                    Management Limited
                                       32nd Floor
                                       New York, NY  10022-4802 USA

Stuart W. Mitchell                     Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Roger P. Morris                        Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Norman L. Murray                       Morgan Grenfell Asset Management    Member of the Board
British                                Limited                             of Managing Directors, Morgan
                                       20 Finsbury Circus                  Grenfell Asset Management Limited
                                       London, England
                                       EC2M 1NB

Alan Nesbit                            Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Simon D. Peck                          Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Christopher M. Phillips                Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors,
                                       20 Finsbury Circus                  Morgan Grenfell Asset Management
                                       London, England                     Limited
                                       EC2M 1NB

James A.J. Pulsford                    Deutsche Morgan Grenfell            Member of the Board of Managing
British                                Asset Management (Japan)            Directors, Morgan Grenfell Asset
                                       Ltd, 19th Floor, Akasaka Park       Management Limited
                                       Building, 5-2-20 Akasaka,
                                       Minato-Ku, Tokyo 107

Diane Seymour-Williams                 Morgan Grenfell Asset Management    Member of the Board of Managing
British                                Limited                             Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Robert H. Smith                        Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

William G.M. Thomas                    Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Simon Treacher                         Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Patrick N.C. Walker                    Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Anthony Wilkinson                      Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Egerton J. Wood                        Morgan Grenfell Asset               Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell Asset
                                       20 Finsbury Circus                  Management Limited
                                       London, England
                                       EC2M 1NB

Hitoshi Yamamoto                       Deutsche Morgan Grenfell            Member of the Board of Managing
Japanese                               Asset Management (Japan)            Directors, Morgan Grenfell Asset
                                       Ltd, 19th Floor, Akasaka Park       Management Limited
                                       Building, 5-2-20 Akasaka,
                                       Minato-Ku, Tokyo 107



III.     MGIM

                  Each person named below is a director or executive officer of MGIM, whose principal business is described above in Item 2.


                                                                                   Present Principal
        Name and Citizenship                    Business Address               Occupation or Employment
Gerald Ashby                           Morgan Grenfell Investment          Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell
                                       20 Finsbury Circus                  Investment Management Limited
                                       London, England
                                       EC2M 1NB

Stephen Barrow                         Morgan Grenfell Investment          Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell
                                       20 Finsbury Circus                  Investment Management Limited
                                       London, England
                                       EC2M 1NB

Nick Baulch                            Morgan Grenfell Investment          Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell
                                       20 Finsbury Circus                  Investment Management Limited
                                       London, England
                                       EC2M 1NB

William Chard                          Morgan Grenfell Investment          Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell
                                       20 Finsbury Circus                  Investment Management Limited
                                       London, England
                                       EC2M 1NB

Alastair Cuming                        Morgan Grenfell Investment          Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell
                                       20 Finsbury Circus                  Investment Management Limited
                                       London, England
                                       EC2M 1NB

Clive Dennis                           Morgan Grenfell Investment          Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell
                                       20 Finsbury Circus                  Investment Management Limited
                                       London, England
                                       EC2M 1NB

Charles Ekins                          Morgan Grenfell Investment          Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell
                                       20 Finsbury Circus                  Investment Management Limited
                                       London, England
                                       EC2M 1NB

Steven Evans                           Morgan Grenfell Investment          Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell
                                       20 Finsbury Circus                  Investment Management Limited
                                       London, England
                                       EC2M 1NB

Chistina Klein Greubler                Morgan Grenfell Investment          Member of the Board of Managing
Swiss                                  Management Limited                  Directors, Morgan Grenfell
                                       20 Finsbury Circus                  Investment Management Limited
                                       London, England
                                       EC2M 1NB

Peter Noel Sampson Hanbury             Morgan Grenfell Investment          Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell
                                       20 Finsbury Circus                  Investment Management Limited
                                       London, England
                                       EC2M 1NB

Mark Holden                            Morgan Grenfell Investment          Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell
                                       20 Finsbury Circus                  Investment Management Limited
                                       London, England
                                       EC2M 1NB

Mark Hudson                            Morgan Grenfell Investment          Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell
                                       20 Finsbury Circus                  Investment Management Limited
                                       London, England
                                       EC2M 1NB

Joanna Lancaster                       Morgan Grenfell Investment          Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell
                                       20 Finsbury Circus                  Investment Management Limited
                                       London, England
                                       EC2M 1NB

Oliver Larminie                        Morgan Grenfell Investment          Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell
                                       20 Finsbury Circus                  Investment Management Limited
                                       London, England
                                       EC2M 1NB

Charles McKenzie                       Morgan Grenfell Investment          Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell
                                       20 Finsbury Circus                  Investment Management Limited
                                       London, England
                                       EC2M 1NB

Alistair Morrison                      Morgan Grenfell Investment          Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell
                                       20 Finsbury Circus                  Investment Management Limited
                                       London, England
                                       EC2M 1NB

John Murphy                            Morgan Grenfell Investment          Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell
                                       20 Finsbury Circus                  Investment Management Limited
                                       London, England
                                       EC2M 1NB

Nigel Ridge                            Morgan Grenfell Investment          Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell
                                       20 Finsbury Circus                  Investment Management Limited
                                       London, England
                                       EC2M 1NB

Karl Sternberg                         Morgan Grenfell Investment          Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell
                                       20 Finsbury Circus                  Investment Management Limited
                                       London, England
                                       EC2M 1NB

Davina Walter                          Morgan Grenfell Investment          Member of the Board of Managing
British                                Management Limited                  Directors, Morgan Grenfell
                                       20 Finsbury Circus                  Investment Management Limited
                                       London, England
                                       EC2M 1NB


                                                                     SCHEDULE B


Following are the transactions in Ordinary Shares effected by the Reporting Persons and their subsidiaries in the past 60 days.

Transaction History for Genset Adr's between 02/05/98 and 04/06/98

     OPERATING       TRANSACTION         TRADE            QUANTITY         TRANS                 TOTAL
      COMPANY            TYPE            DATE             (UNITS)         PRICE US$            AMOUNT US$

MGIM                 Sell Long            2/5/98           10000              23                 230000
MGIFM                Sell Long            2/5/98           15090              23                 347070
MGIM                 Buy                  2/5/98            4350           23.25                 101355
MGIS                 Sell Long            2/5/98           91300              23                2099900
MGIFM                Sell Long            2/5/98           16260              23                 373980
MGIFM                Sell Long            2/5/98              70              23                   1610
MGIFM                Sell Long            2/5/98            2350              23                  54050
MGIM                 Sell Long            2/9/98            4640           24.75              114557.77
MGIS                 Sell Long           2/10/98             591           24.94                14702.6
MGIS                 Sell Long           2/10/98             409           24.94                10174.9
MGIS                 Sell Long           2/11/98            3661           24.45               89511.45
MGIS                 Sell Long           2/11/98            5292           24.45               129389.4
MGIM                 Sell Long           2/11/98            1935           24.45               47310.75
MGIS                 Sell Long           2/13/98            5044           24.06              121371.25
MGIS                 Sell Long           2/13/98            7291           24.06              175439.69
MGIM                 Sell Long           2/13/98            7830           24.06              188409.38
MGIM                 Sell Long           2/13/98            2665           24.06               64126.56
MGIFM                Buy                 2/17/98           40800            24.5                1002099
MGIS                 Sell Long           2/18/98            2800           24.25               67730.25
MGIS                 Sell Long           2/18/98            6000           24.25              145136.25
MGIM                 Sell Long           2/20/98            1300            24.5               31699.52
MGIM                 Sell Long           2/20/98            1180            24.5               28773.42
MGIM                 Buy                 2/20/98             500           24.63                12312.5
MGIM                 Sell Long           2/23/98            1830           24.75               45181.19
MGIM                 Sell Long           2/25/98             790           25.13               19848.75
MGIFM                Buy                 2/25/98            8800           25.13                 221100
MGIM                 Sell Long           2/26/98           15320           27.06               414597.5
MGIM                 Sell Long            3/3/98           13070           27.63              361058.75
MGIFM                Sell Long            3/6/98            4470            27.5               122746.2
MGIM                 Sell Long            3/6/98            1670            27.5                45858.2
MGIM                 Sell Long            3/6/98             540            27.5                14828.4
MGIFM                Buy                  3/6/98            7070            27.5               194707.8
MGIM                 Sell Long            3/6/98             320           27.38                 8759.7
MGIM                 Sell Long            3/6/98            1250           27.38                34217.6
MGIM                 Sell Long            3/6/98             300           27.38                8212.22
MGIM                 Sell Long            3/6/98            1670           27.38               45623.29
MGIM                 Buy                  3/9/98            1290           27.63               35636.25
MGIM                 Sell Long           3/10/98            4330            27.5                 119075
MGIM                 Sell Long           3/10/98            1730            27.5                  47575
MGIM                 Sell Long           3/10/98            1810            27.5                  49775
MGIM                 Sell Long           3/10/98             760           27.25               20709.31
MGIM                 Sell Long           3/11/98            4850           27.25               131832.1
MGIM                 Sell Long           3/11/98            5249           27.25              142677.66
MGIM                 Sell Long           3/11/98             440            27.5               12099.59
MGIM                 Buy                 3/13/98            1200           27.27               32735.45
MGIM                 Sell Long           3/19/98           13870           27.25               377957.5
MGIFM                Buy                 3/20/98              60           27.38                1681.62
MGIM                 Sell Long           3/23/98           11500           27.25                 313375
MGIM                 Sell Long           3/23/98             840            27.1               22715.02
MGIM                 Sell Long           3/24/98            8500           27.48              233068.88
MGIFM                Sell Long           3/30/98            1240           27.81               34486.35
MGIFM                Sell Long           3/30/98             880           27.81               24474.17
MGIM                 Sell Long           3/31/98             656           28.42               18620.72
MGIS                 Buy                  4/3/98            2300              32                  73600
MGIM                 Sell Long            4/6/98            3158           32.38              102066.56
MGIM                 Sell Long            4/6/98            2144           32.43               69534.67

                                  EXHIBIT INDEX



Exhibit No.                        Description

    1                  Consent of Morgan Grenfell Asset Management
                       Limited

    2                  Consent of Morgan Grenfell Investment Management
                       Limited





                                                                      EXHIBIT 1


               Consent of Morgan Grenfell Asset Management Limited


          The undersigned agrees that the Schedule 13D/A executed by Deutsche Bank AG to which this statement is attached as an exhibit is filed on behalf of Deutsche Bank AG, Morgan Grenfell Asset Management Limited and Morgan Grenfell Investment Management Limited pursuant to Rule 13d-1(f)(1) of the Securities Exchange Act of 1934.

Dated:  April 27, 1998


                                          MORGAN GRENFELL ASSET MANAGEMENT
                                            LIMITED



                                          By: /s/ Andrew Hume
                                              --------------------------------
                                              Name:   Andrew Hume
                                              Title:  Senior Associate Director

            Consent of Morgan Grenfell Investment Management Limited


          The undersigned agrees that the Schedule 13D/A executed by Deutsche Bank AG to which this statement is attached as an exhibit is filed on behalf of Deutsche Bank AG, Morgan Grenfell Asset Management Limited and Morgan Grenfell Investment Management Limited pursuant to Rule 13d-1(f)(1) of the Securities Exchange Act of 1934.

Dated:  April 27, 1998


                                       MORGAN GRENFELL INVESTMENT
                                         MANAGEMENT LIMITED


                                       By: /s/ Andrew Hume
                                           --------------------------------
                                           Name:       Andrew Hume
                                           Title:      Senior Associate Director